UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number: 1-15659

Dynegy Northeast Generation, Inc.

Savings Incentive Plan

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

DYNEGY NORTHEAST GENERATION, INC.

SAVINGS INCENTIVE PLAN

Financial Statements for the

Years Ended December 31, 2005 and 2004

And Report of Independent Registered Public Accounting Firm

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

Schedule H Line 4(i) - Schedule of Assets (Held at End of Year)	13

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	14

EXHIBIT 23.1 - CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Dynegy Inc. Benefit Plans Committee for

the Dynegy Northeast Generation, Inc. Savings Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

May 31, 2006

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments:
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	$108,740	$1,664,874
Registered investment companies	9,029,410	6,316,688
Common collective trust	4,846,627	3,738,500
Common stocks	1,872	7,880
Participant loans	391,631	361,928

Total investments	14,378,280	12,089,870

NET ASSETS AVAILABLE FOR BENEFITS	$14,378,280	$12,089,870

The accompanying notes are an integral part of the financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$1,249,138
Employer	275,329

Total contributions	1,524,467

Investment income:
Net appreciation in fair value of investments	472,948
Dividend and interest income	314,011
Interest on participant loans	23,412

Total investment income	810,371

TOTAL ADDITIONS	2,334,838

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	45,551
Administrative expenses	877

TOTAL DEDUCTIONS	46,428

NET INCREASE	2,288,410
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,089,870

End of year	$14,378,280

The accompanying notes are an integral part of the financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

Effective January 31, 2001, Dynegy Inc. (“Dynegy”) established the Plan for the exclusive benefit of the eligible employees of Dynegy Northeast Generation, Inc. (“DNE,” or the “Employer”). Although it is the Plan sponsor, Dynegy does not participate in the Plan. The Plan is a defined contribution profit sharing plan that qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan was established in accordance with the Asset Purchase and Sale Agreement dated August 7, 2000 between, among others, Central Hudson Gas & Electric Corporation and Dynegy Power Corporation (the “Agreement”). Further, also in accordance with the Agreement, certain assets and liabilities of the Central Hudson Gas & Electric Corporation Savings Incentive Plan (the “Prior Plan”) were spun off and transferred to the Plan effective as of January 31, 2001.

Administration of the Plan

The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan. Among other duties, it is the responsibility of the Plan Administrator to construe and interpret the Plan, decide all questions of eligibility and determine the right of any person to a benefit under the Plan.

Eligibility

All employees of the Employer are eligible to participate in the Plan except (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) independent contractors or individuals who are designated, compensated or otherwise classified by the Employer as independent contractors or other non-common law employees, (c) nonresident aliens, and (d) leased employees or individuals who are designated, compensated or otherwise classified by the Employer as leased employees. Each eligible employee becomes eligible to participate in the Plan as soon as administratively feasible following his or her date of hire.

Contributions

Participants may make pre-tax contributions (including catch-up contributions) in 1% increments of base pay up to the IRS limit. Further, participants may make after-tax contributions of 1%-5% of base pay.

The Employer contributes to the Plan matching contributions on behalf of each non-union participant at a rate of 50% of such participant’s pre-tax contributions up to 8% of such participant’s compensation per payroll period. The Employer contributes to the Plan matching contributions on behalf of each union participant at a rate of 28% of such participant’s pre-tax contributions up to 6% of such participant’s compensation per payroll period. In addition, the Employer may make contributions in order to meet nondiscrimination requirements as prescribed in the Plan document.

Investment of Funds

Each participant has the right upon enrollment to select the investment fund(s) into which the balance in the participant’s accounts will be invested in accordance with the procedures established by the Plan Administrator. A participant may change the allocation of contributions made to the selected funds or transfer amounts among investment funds anytime during the Plan year in accordance with the procedures established by the Plan Administrator.

Forfeitures

Forfeitures of employer matching contributions attributable to excess pre-tax contributions are applied as determined by the Plan Administrator to reduce subsequent employer matching contributions and/or to pay Plan and Trust administrative expenses. For the years ended December 31, 2005 and 2004, the Plan had no forfeiture balance.

Vesting

Participants are fully vested in all of their accounts immediately upon entry into the Plan.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of (a) Employer matching contributions and (b) Plan earnings, and are charged with allocations of Plan administrative expenses. The benefit to which a participant is entitled is the balance of the participant’s accounts.

Participant Loans

Participants may borrow from their Plan accounts, but no participant may have more than three outstanding loans at any given time. Such loans must be in an amount not less than $500, and, in the aggregate, must not be greater than the lesser of (i) $50,000, reduced by the highest outstanding loan balance during the one year period ending on the day before the loan is made, or (ii) 50% of the account balance as of the last valuation date. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans.

The term of the loan may not exceed five years, unless the loan is used to acquire a principal residence in which case the term of the loan may not exceed the maximum term prescribed by the Plan Administrator. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer. A loan may be repaid in whole without penalty. Interest paid on the loan is credited to the participant’s account. Loan repayments are allocated to the participant’s accounts from which the loan was made and invested in accordance with the participant’s investment elections in effect at the time of such repayment with respect to such accounts.

If a participant terminates employment, retires, becomes disabled or dies while he or she has an outstanding loan, the outstanding loan balance will become payable and, if not paid, will be treated as a taxable distribution of the participant’s accounts.

Withdrawals

Participants may withdraw all or a portion of the value of their after-tax accounts. A participant who has attained age 59- 1/2 may withdraw all or a portion of the value of his or her pre-tax, catch-up and employer contribution accounts, no more frequently than twice each calendar year. Further, hardship withdrawals may be granted to participants in the event of an “immediate and heavy financial need” in accordance with the applicable provisions of the Plan, the Code and the Treasury regulations promulgated thereunder.

Payment of Benefits

Benefits are paid upon normal retirement on or after age 65, disability, death or termination of employment. Benefits are paid in one lump sum cash payment in an amount equal to the balance in the participant’s accounts but may be paid in full shares of Dynegy stock to the extent invested in the Dynegy Stock Fund.

Generally, a participant can defer the receipt of his or her distribution until the April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70- 1/2 or the calendar year in which he or she terminates employment. Upon a termination of employment, however, an automatic lump sum distribution will be made if the participant’s aggregate account balance is not in excess of $1,000.

Plan Changes and Amendments

Effective as of various dates during 2004 and 2005, the Plan was amended to clarify various provisions, including the creation of the separate account for catch–up contributions and the rights related to such account, the definition of disability and related distribution provision, the administrative provisions for withdrawals and loans, to permit the rollover contribution of participant loans if the distribution of a participant’s vested interest from another qualified plan is made in connection with an acquisition of stock or the assets by the Employer, to permit the rollover of participant loans for participants who elect a direct rollover of Plan benefits to a plan sponsored by a purchaser of stock or the assets of the Employer, and effective as of March 28, 2005, to reduce the automatic cash-out amount from $5,000 to $1,000.

The Plan was amended in various respects and restated effective January 1, 2004, including amendments to comply with the final and temporary regulations relating to minimum distributions pursuant to Revenue Procedure 2002-29, effective January 1, 2003.

Plan Termination

The Employer intends to continue the Plan indefinitely but reserves the right to terminate the Plan at any time for any reason subject to the provisions of ERISA. In the event the Plan is terminated participants will continue to be fully vested in their account balances and the net income (or net loss) of the trust fund shall continue to be allocated in accordance with the Plan until all participant accounts are distributed.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Benefits

Benefits are recorded as a reduction to net assets available for benefits when paid.

Investments

Pursuant to the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA, the Plan reports investments in the financial statements at current market value in accordance with U.S. generally accepted accounting principles. Participant loans are valued at cost, which approximates fair value.

Certain investments are held in the form of units of participation in mutual funds of registered investment companies. The accounts are generally subject to the volatility of the major stock markets in which the underlying investments are held. The units are valued based on the market value of the underlying investments of their related funds and are credited with the actual earnings on the underlying investments and charged for distribution and administration expenses. Units are purchased and sold at their unit value on the date of the transaction.

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end. Purchases and sales of investments are recorded on a trade date basis.

The investments held in the Dynegy Inc. Master Trust (Master Trust) are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Plan’s interest in the market value of the Master Trust’s net assets is determined in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2005 and 2004, the Plan’s interest in the Master Trust was approximately .2% and 1.8%, respectively.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available For Benefits and the Statement of Changes In Net Assets Available For Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date).

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trusts are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.	INCOME TAX STATUS

The Plan received a favorable determination letter dated July 3, 2002, from the Internal Revenue Service informing the Employer that the Plan and related trust are qualified and exempt from income taxes under the provisions of Section 401(a) and Section 501(a) of the Code. The IRS determination letter does not cover the amendments to the Plan subsequent to July 3, 2002 other than amendments required by the IRS in connection with its initial determination of the Plan’s qualified status. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price	Fair value at December 31,
	2005	2004
Vanguard Target Retirement 2015 Fund	$1,093,853	$—
Vanguard Total Stock Market Investment Fund	900,759	778,361
Vanguard Retirement Savings Trust	4,846,627	3,738,500
Vanguard Capital Opportunity Fund	1,454,509	1,520,111
Vanguard Global Equity Fund	1,425,019	990,558
Vanguard Growth Equity Fund	2,448,148	2,335,318

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $472,948 during 2005 as follows:

Year ended December 31, 2005
Plan interest in Dynegy Inc. Master Trust	$17,761
Registered investment companies	455,187

$472,948

5.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2004, the assets of the Plan were held in the Master Trust with assets of other qualified retirement plans sponsored by Dynegy, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, Dynegy Inc. 401(k) Savings Plan, and Extant, Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,
	2005	2004
Net Assets:
Investments at fair value:
Employer securities	$47,262,060	$57,054,305
Common collective trust	—	4,078,748
Registered investment companies	—	30,254,463
Receivables:
Employer contributions receivable	85,019	95,667
Fund units receivable	—	2,329
Accrued expenses	—	(5,860)
Fund units payable	—	(86,419)

	$47,347,079	$91,393,233

Investment income for the Master Trust is as follows:

Year ended December 31, 2005
Investment Income:
Net appreciation in fair value of investments:
Employer securities	$2,625,852
Registered investment companies	(836,306)

1,789,546
Dividends and interest	13,568

$1,803,114

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

SUPPLEMENTAL SCHEDULE

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

EIN: 74-2928353             PN: 003

Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2005

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan interest in Dynegy Inc. Master Trust	Master Trust	**	$108,740
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	120,452
	PIMCO Total Return Bond	Registered Investment Company	**	284,620
	AFG Fundamental Investors Fund	Registered Investment Company	**	405,010
*	Vanguard Capital Opportunity Fund	Registered Investment Company	**	1,454,509
*	Vanguard Global Equity Fund	Registered Investment Company	**	1,425,019
*	Vanguard Growth Equity Fund	Registered Investment Company	**	2,448,148
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	338,096
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	1,093,853
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	396,204
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	98,723
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	20,430
*	Vanguard Target Retirement Income Fund	Registered Investment Company	**	34,873
*	Vanguard Total Stock Market Investment Fund	Registered Investment Company	**	900,759
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	4,846,627
		Various maturities and interest rates
*	Participant Loans	ranging from 5%-10%	**	391,631

Self-directed Brokerage Account:
	Summary of participant directed brokerage accounts	Various	**	10,586

			Total	$14,378,280

*	Party-in-interest
**	Cost not required for Participant-Directed Investments

SIGNATURE

Dynegy Northeast Generation, Inc. Savings Incentive Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Northeast Generation, Inc. Savings Incentive Plan

By:	/s/ Julius Cox
Julius Cox, Chairman
Dynegy Inc. Benefit Plans Committee

Date: June 28, 2006